UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549-1004
                                    FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934

For the fiscal year ended December 31, 2002
                          -----------------

                 OR

    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934

For the transition period from                       to
                               ---------------------    ---------------------

Commission file number 33-10665
                       --------



              THE GMAC MORTGAGE GROUP, INC. SAVINGS INCENTIVE PLAN
           ----------------------------------------------------------
                            (Full title of the plan)


                           General Motors Corporation
              300 Renaissance Center, Detroit, Michigan 48265-3000
              ----------------------------------------------------
               (Name of issuer of the securities held pursuant to
                    the plan and the address of its principal
                               executive offices)



Registrant's telephone number, including area code (313) 556-5000

       Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:



                                                Peter R. Bible
                                                Chief Accounting Officer
                                                General Motors Corporation
                                                300 Renaissance Center
                                                Detroit, Michigan  48265-3000

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------

(a) FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
     -----------------------------------------------

                                                                     Page No.
                                                                     --------
     The GMAC Mortgage Group, Inc. Savings Incentive Plan:
         Independent Auditors' Report ............................      3
         Statements of Net Assets Available for Benefits .........      4
         Statement of Changes in Net Assets Available for Benefits      5
         Notes to Financial Statements ...........................      6
         Supplemental schedule as of and for the year ended,
         December 31, 2002
         Schedule H, Part IV, Line 4i - Schedule of Assets Held at
                     End of Year .................................     14

Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which such schedules are required or because such schedules have been previously submitted to the Department of Labor.


(b) EXHIBIT
    -------

    Exhibit 23 - Independent Auditors' Consent....................     17



SIGNATURE


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                               THE GMAC MORTGAGE GROUP, INC.
                                               SAVINGS INCENTIVE PLAN
                                               -----------------------------
                                                      (Name of Plan)



Date     June 26, 2003                By
         -------------
                                               /s/David C. Walker
                                               -----------------------------
                                               (David C. Walker,
                                                Chief Financial Officer,
                                                GMAC Mortgage Group, Inc.)
















INDEPENDENT AUDITORS' REPORT
----------------------------

To the Trustees and Participants of
The GMAC Mortgage Group, Inc. Savings Incentive Plan
Horsham, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the GMAC Mortgage Group Savings Incentive Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Detroit, Michigan
May 19, 2003

                 THE GMAC MORTGAGE GROUP SAVINGS INCENTIVE PLAN

  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 2002 and 2001.


                                           2002           2001
                                       ------------   ------------
Assets:

Investments (Note 4)                   $265,224,292   $261,266,443
Loans Receivable                          6,159,920      5,709,390
                                        -----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS      $271,384,212   $266,975,833
                                        ===========    ===========

See notes to financial statements.

                 THE GMAC MORTGAGE GROUP SAVINGS INCENTIVE PLAN

       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS THE YEAR
                            ENDED DECEMBER 31, 2002.

                                              2002
                                           ----------

Interest and dividends                      4,132,974

Net depreciation in fair
   value of investments(Note 4)           (47,589,410)

Contributions:
   Employee                                42,998,527

   Employer - net                          17,917,169
                                           ----------

Total contributions                        60,915,696

Distributions to participants             (17,442,639)

Rollovers                                   4,391,758
                                           ----------

Increase in net assets available
   for benefits during the year             4,408,379

Net assets available for benefits,
   beginning of year                      266,975,833
                                          -----------

Net assets available for benefits,
     end of year                          271,384,212
                                          ===========

See notes to financial statements.

THE GMAC MORTGAGE GROUP, INC. SAVINGS INCENTIVE PLAN


NOTES TO FINANCIAL STATEMENTS
THE YEARS ENDED DECEMBER 31, 2002 AND 2001
-----------------------------------------------------------------------------

1.  DESCRIPTION OF THE PLAN

    The GMAC Mortgage Group, Inc. Savings Incentive Plan (the "Plan") was adopted by action of the Board of Directors of GMAC Mortgage Group, Inc. (the "Group") on April 30, 1986. The Plan was restated effective January 1, 1998. The Plan was amended as of November 29, 1999 and December 15, 2000 with an effective date of January 1, 1999 for both amendments. The Plan was amended and restated effective January 1, 2001. The Plan was amended primarily to clarify existing plan features and to effect administrative changes. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

    General - The Plan is a defined contribution plan with a cash or deferred arrangement for employees of the Group, its participating subsidiaries and any related entities electing to adopt the Plan. The primary subsidiaries or related entities and their respective subsidiaries participating in the Plan include:

     o GMAC Residential Holding Corp. ("GMAC Residential")

     o GMAC-RFC Holding Corp. ("RFC")

     o GMAC Commercial Holding Corp. ("GMAC Commercial Mortgage").


    The Plan is sponsored and administered by the Group. At December 31, 2002 and 2001, all assets were held in trust at Fidelity Management Trust Company ("Fidelity"). A general description of the Plan provisions is incorporated in the notes that follow. The Plan document includes a complete description of the Plan provisions.

Acquisitions by the Group and subsidiaries affecting the Plan:




                              Acquisition   Acquisition   Number of   Type of           Dollar       Plan Year
Entity Acquired                  Date           Type      Employees   Transfer (1,2,3)  Amount (4)   Affected
---------------------------------------------------------------------------------------------------------------
                                                                                                       2000
GMAC Residential Holding Corp.
  Koening & Strey               08/12/1999     Stock         200       Trust to Trust  $2,094,000
  Pacific Union Real
    Estate Group                03/01/2000     Stock         150       Trust to Trust   1,300,000
  Hammond Residential
    Real Estate                 03/13/2000     Net Assets     37       Rollover
  GHS New York Metro Inc.       04/17/2000     Net Assets     72       Rollover
  Johnson & Johnson             07/17/2000     Net Assets     10       Rollover
  Solomon Wilmington &
    Associates                  09/15/2000     Net Assets      4       Rollover
  Siery & Kiem                  10/24/2000     Net Assets     10       Rollover

GMAC RFC Holding Corp.
  ULG (CA)                      04/01/2000     Net Assets    177       Rollover

GMAC Commercial Holding Corp.
  CSC Cypress
   Financial, Inc.              12/01/2000     Net Assets      6       Rollover


See notes on page 9.

Acquisitions by the Group and subsidiaries affecting the Plan:



                              Acquisition   Acquisition   Number of   Type of           Dollar       Plan Year
Entity Acquired                  Date           Type      Employees   Transfer (1,2,3)  Amount (4)   Affected
---------------------------------------------------------------------------------------------------------------
                                                                                                        2001
GMAC Residential Holding Corp.
  Clayton National, Inc        03/31/2001    Net Assets       86       Rollover
GMAC Commercial Holding Corp.
  Univest Financial
    Services, LLC              01/09/2001    Net Assets       68       Rollover
  Keystone Mortgage
    Partners, LLC              02/02/2001    Net Assets       42       Rollover
  Paramount Financial
    Group, LLC                 03/12/2001    Net Assets      135       Rollover
  FASRE Field Services
    Inc                        04/06/2001    Net Assets       11       Rollover
  Carey Kramer Company
                               08/09/2001    Net Assets       11       Rollover

  FCC Health Capital
    Group                      10/01/2001    Net Assets       18       Rollover


See notes on page 9.

Notes:

      (1) Trust to Trust transfers involve mapping the funds from the former entity's plan to the Group's current plan. Funds are directly transferred from the former entity's trustee to the Group's trustee.
      (2) Rollovers afford the former entity's plan participants the opportunity to roll their funds into the Group's Plan. Participants are eligible to rollover to the Group's Plan as of the entity's acquisition date.
      (3) In all types of transfers, employees of the former entity are vested in accordance with the Plan's vesting schedule and their original dates of hire, except where noted.
      (4) Approximate amount of assets to be transferred in a Trust to Trust transfer is noted above. No amount is disclosed for Rollovers as participants are not required to roll funds over to the Plan.


    Eligibility - Employees, except those in an ineligible classification, are eligible to participate. Employees considered ineligible are those covered by a collective bargaining agreement, part-time commissioned employees, part-time employees scheduled to work less than 20 hours per week, temporary employees, those employed as mortgage loan agents by GMAC Home Services, Inc., a non-resident alien with no United States source income, leased employees (paid by an entity other than the Group), or independent contractors. Temporary employees and those scheduled to work less than 20 hours per week become eligible once they complete one year of eligibility service and are employed by the Group on that date. Eligible employees may generally start to make pre-tax contributions to the Plan on the first day of any calendar month following 30 days of employment.

    Contributions - Annual additions to a participant's account are subject to certain limitations imposed by the Plan, and the Internal Revenue Code of 1986, as amended (the "Code"). Employees may elect to contribute to the Plan on a pre-tax basis, in even multiples of 1% of base compensation, up to 99% for 2002 and 12% for 2001 of compensation (subject to a limit of $11,000 and $10,500 for the years ended December 31, 2002 and 2001, respectively). The participant contribution limitation is evaluated annually by the Internal Revenue Service to determine if an adjustment for cost of living increases is necessary to the extent permitted by the Code. The Group will match a participant's contribution in cash up to 6% of compensation, to an annual matching limit of $3,000. Employer contributions are made to the General Motors Unitized Stock Fund. Based on the participant's election, participant contributions can be directed to any of several investment funds or options (see Note 4). Participants may elect to change contribution elections daily and are permitted to change allocations among funds or transfer balances between funds, in 1% increments daily.

    Participant Accounts - Two pre-tax basis accounts are maintained for each Plan participant. The Salary Reduction Account consists of a participant's contributions. The Matching Account consists of the Group's contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Any increase or decrease in the market value of each investment category and all accrued income, expense and realized profit or loss shall be added to or deducted from the account of each participant.

    Vesting - Participants are immediately vested in their contributions in the Salary Reduction Account plus actual earnings thereon. Vesting in the Group's contributions in the Matching Account plus earnings thereon is based on years of continuous service. The participants' Matching Account vested balance is 20% after one year of credited service and increases 20% per year thereafter until fully vested.

    Participant Loans - Active participants in the Plan are generally eligible to borrow from the Plan up to the lesser of $50,000 or 50% of the participant's vested account balance. Interest on participant loans is determined by the Plan Administrator based on rates offered by commercial lenders for similar type loans. Loan repayments are in level monthly installments over a term not to exceed ten years if loan is used for home purchase or five years if loan is used for any other purpose. Loans are funded through the liquidation of the participant's related investments. Repayments of principal are reinvested based upon the participant's current investment options.

    Distributions - A participant may withdraw his or her vested accrued benefit at any time after termination of employment, subject to an excise tax penalty if withdrawn prior to age 59 1/2. Prior to termination of employment, the participant's vested accrued benefit may only be withdrawn because of disability or financial hardship. A participant will receive his or her withdrawal in a lump-sum payment. A participant may also elect a distribution of shares of stock to the extent that a participant's accrued benefit is invested in employer stock.

    Forfeitures - Upon termination, the non-vested portion of the participant's Matching Account is forfeited. At December 31, 2002, forfeited nonvested accounts totaled $844,387 and will be used to reduce subsequent Group contributions.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

    Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions (specifically, the fair value of plan assets) that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

    Risks and Uncertainties - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

    Investment Valuation and Income Recognition - Investment transactions are recorded on the trade date and investment balances are stated at fair value. Assets are invested in common stocks, mutual funds and pooled separate accounts and are carried at quoted market price. Net appreciation in fair value of investments is computed based on the fair value of investments at the beginning of the Plan year compared with the fair value of investments at the end of the Plan year. Dividends and interest are included in income when earned based on the term of the investments and the periods during which the investments are owned by the Plan.

    Participant loans are valued at cost, which approximates fair value. Balances in the loan fund are carried at the principal balance outstanding.

    Distributions - Distributions are recorded when paid.

    Expenses - Administrative expenses of the Plan are paid by the Group.



3.  PLAN TERMINATION

    Although it has not expressed any intent to do so, the Group has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, each participant's Matching Account becomes fully vested to the extent of the amount in the participant's Matching Account.



4.  INVESTMENTS AND INVESTMENT OPTIONS

    The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                          December 31,
                                                    ------------------------
    Identity of Issue                                   2002         2001
                                                    -----------  -----------
    Fidelity Management Trust Company:
      Growth & Income Fund (1,193,316 and
        1,130,466 shares, respectively)             $36,169.403  $42,256,822
      Magellan Fund (338,196 and 303,930
        shares, respectively)                        26,703,977   31,675,539
      Contrafund (529,517 and 505,003 shares,
        respectively)                                20,439,354   21,598,983
      Managed Income Fund (24,325,125 and
        21,143,313 shares, respectively)             24,325,125   21,143,313
      Retirement Government Money Market
        (20,729,207 shares and 15,410,539
        shares, respectively)                        20,729,207   15,410,539
      General Motors Unitized Common Stock Fund*
        (5,039,691 and 4,004,296 shares,
        respectively)                                46,113,175   46,249,623


    During 2002, the Plan's investments, which were all mutual funds (including gains and losses on investments bought and sold, as well as held during the year), depreciated in value by $47,589,410.

    The Plan currently offers 32 mutual funds and one common stock as investment options for participants. Effective May 1, 2003, one fund was frozen to new contributions while six new investment options were added to the Plan.

    Employer contributions are automatically invested in the General Motors Unitized Stock ("GMUS") Fund. Participants have the ability to transfer these funds to another investment option immediately. The objective of the GMUS Fund is to provide a General Motors stock investment option that can be traded and accessed with the same frequency and timeliness as a Fidelity mutual fund. This fund is primarily comprised of GM Common Stock and a small percentage of cash and/or other liquid investments (usually 1-3%). The availability of the cash makes it possible to trade shares of GM Common Stock without waiting the mandatory five-day settlement period. During 2002 and 2001, contributions to each participant's Matching Accounts were initially invested in the GM Unitized Common Stock Fund. See Note 7 for more detailed financial information.

5.  TAX STATUS

    The Internal Revenue Service has determined and informed the Company by a letter dated August 20, 2002 that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code
    (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC.



6.  RELATED PARTY TRANSACTIONS

    Advisory, auditing and accounting services are paid for by the Group on behalf of the Plan. Costs for such outside services amounted to approximately $361,000 during the year ended December 31, 2002. The administrative expenses relating to the funds are paid directly by the participants from the fund's assets and are factored into the net asset value.

    The Plan has invested in common stock of General Motors Corporation ("GM"), the indirect parent of the Group, which is classified as nonparticipant directed investments. See Note 7 for more detailed financial information. During the years ended December 31, 2002 and 2001, the Plan had the following GM stock transactions:

                                                    2002           2001
          Total dollar amount of purchases      $22,508,896    $21,641,714
          Total dollar amount of sales           10,097,078      8,948,748

    Two employees of the Group who serve on the Pension Committee also have outstanding loans receivable. Loan activity for these individuals for the years ended December 31, 2002 and 2001 is as follows:

                                                    2002           2001
           New Loans                             $      -       $      -
           Principal repayments                      28,256         12,015
           Average balance at December 31             2,709         16,837
           Average rate                               9.00%          9.00%

7.  NONPARTICIPANT-DIRECTED INVESTMENTS

                                                At December 31,
                                           --------------------------
                                              2002            2001
                                           -----------    -----------
      Net Assets - Common stock            $48,257,100    $49,887.958

                                           Year Ended
                                        December 31, 2002
                                        -----------------
      Interest and dividends               $    39,929
      Net depreciation in fair
        value of investments               (13,770,469)
      Contributions:
        Employee                             1,733,003
        Employer - gross                    17,351,295
                                           -----------
      Total contributions                   19,084,298
                                           -----------
      Distributions to participants         (2,728,657)
      Rollovers                                112,614
      Transfers among investment options    (4,364,573)
                                           -----------
      Decrease in net assets available
        for benefits during year            (1,630,858)
      Net assets available for benefits,
        beginning of year                   49,887,958
                                           -----------
      Net assets available for benefits,
        end of year                        $48,257,100
                                           ===========

8.  PLAN AMENDMENTS

    During 2002, the Plan was amended and restated to be in compliance with the provisions of the Uruguay Round Agreement Act, the Uniformed Services Employment and Reemployment Rights Act, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997 and various regulations and rulings issued by governmental agencies (together "GUST") and the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"). These amendments specify, among other things, changes in allowable rollover contributions into the Plan, changes in distributions resulting from termination of employment prior to early or normal retirement dates and other options for participants in the Plan.

    During 2002, the Plan implemented four additional amendments. On March 29, 2002 the Plan adopted certain "model amendments" prepared by the Internal Revenue Service to establish good faith compliance with certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. Also on March 29, 2002 the Plan was amended to state that each employee who becomes eligible to participate may contribute any percentage of his compensation remaining after applicable income or payroll tax or other withholding elections as he shall elect in a manner prescribed by the Administrator. "Compensation" shall not include bonuses(except for employees of GMAC Commercial Mortgage), incentive compensation other than commissions, severance or termination pay, expense reimbursements or allowances, or the value of welfare benefits or perquisites paid in cash. On September 13, 2002 the Plan was amended to indicate that the maximum term of a loan generally may not exceed five years, however, if the participant establishes to the satisfaction of Fidelity that the participant intends to use the loan to acquire his principal residence, the maximum term of the loan is ten years. Furthermore, the Group contribution for a member shall be adjusted as the Pension Committee shall direct to the extent necessary for the matching contribution amount to be the amount that would have been contributed if the member's salary reduction contributions for the Plan year were made as an equal percentage of compensation during the portion of the year the member was eligible for matching contributions.
                                       13

THE GMAC MORTGAGE GROUP, INC. SAVINGS INCENTIVE PLAN


          Schedule H, Part IV, Line 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
                                    DECEMBER 31, 2002


                                                                                                   Market
         Identity of Issue                      Description of Investment             Cost         Value
---------------------------------------   --------------------------------------   ----------    ----------
                                          Participant Loans (Interest rates from
                                            5.75.% to 10.75%)                      $6,159,920    $6,159,920

Fidelity Management Trust Company
Growth & Income Fund (2)                  Growth & Income Fund                     44,335,495    36,169,403

Fidelity Management Trust Company
Magellan Fund (2)                         Growth Fund                              35,673,230    26,703,977

Fidelity Management Trust Company
Contrafund (2)                            Growth Fund                              25,721,861    20,439,354

Fidelity Management Trust Company
Managed Income Fund (2)                   Stable Value Fund                        24,325,125    24,325,125

Fidelity Management Trust Company
Asset Manager Fund                        Asset Allocation Fund                    14,599,961    12,133,804

Fidelity Management Trust Company
Retirement Government Money Market
Fund (2)                                  Money Market Fund                        20,729,207    20,729,207

Fidelity Management Trust Company
OTC Portfolio Fund                        Growth Fund                              15,692,368     8,635,754

Fidelity Management Trust Company
Overseas Fund                             International Growth Fund                10,564,851     6,733,244

Fidelity Management Trust Company
Blue Chip Growth Fund                     Growth & Income Fund                     11,840,430     8,119,199

Fidelity Management Trust Company
Small Cap Stock Fund                      Growth Fund                               5,673,384     4,858,137

Fidelity Management Trust Company
Aggressive Growth Fund                    Growth Fund                               7,333,120     3,490,652

Fidelity Management Trust Company
Spartan U.S. Equity Index Fund            Growth Fund                               6,747,253     4,990,904


THE GMAC MORTGAGE GROUP, INC. SAVINGS INCENTIVE PLAN

           Schedule H, Part IV, Line 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
                                      DECEMBER 31, 2002


                                                                                                   Market
         Identity of Issue                      Description of Investment             Cost         Value
---------------------------------------   --------------------------------------   ----------    ----------

Fidelity Management Trust Company
Puritan Fund                              Balanced Fund                             5,554,327     4,800,558

Fidelity Management Trust Company
Ginnie Mae Fund                           Income Fund                               6,416,313     6,612,608

Fidelity Management Trust Company
U.S. Bond Index                           Bond Fund                                 6,069,724     6,270,740

Fidelity Management Trust Company
Low-Price Stock Fund                      Growth Fund                               5,793,139     5,457,380

Fidelity Management Trust Company
Equity Income Fund                        Growth Fund
1,755,315     1,489,436

Fidelity Management Trust Company
Freedom Income Fund                       Asset Allocation Fund                       484,495       471,199

Freedom 2000 Fund                         Asset Allocation Fund                       580,211       535,015

Freedom 2010 Fund                         Asset Allocation Fund                     2,765,866     2,420,970

Freedom 2020 Fund                         Asset Allocation Fund                     4,336,520     3,457,325

Freedom 2030 Fund                         Asset Allocation Fund                     4,088,700     3,158,463

Freedom 2040 Fund                         Asset Allocation Fund                       238,030       200,986

Fidelity Management Trust Company         Growth Fund
Value Fund                                                                          3,088,365     2,819,149

Fidelity Management Trust Company         International Growth Fund
Diversified International Fund                                                        849,204       789,507


THE GMAC MORTGAGE GROUP SAVINGS INCENTIVE PLAN

           Schedule H, Part IV, Line 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
                                      DECEMBER 31, 2002


                                                                                                   Market
         Identity of Issue                      Description of Investment             Cost         Value
---------------------------------------   --------------------------------------   ----------    ----------

Fidelity Management Trust Company
General Motors Unitized Common Stock
Fund (1)(2)                               Common Stock Fund                        60,802,526    46,113,175

Fidelity Management Trust Company
Delphi Automotive Unitized Common Stock
Fund (1)                                  Common Stock Fund                         2,715,255     1,750,621

Fidelity Management Trust Company
GM Class H Common (1)                     Common Stock Fund                           690,469       414,484

Raytheon Corp
Raytheon Common Stock (1)
                                          Common Stock Fund                           561,625       393,305

Wachovia
Wachovia Corporation Stock Fund           Common Stock Fund                           294,080       740,611

                                                                                 ------------  ------------
                                          TOTAL                                  $336,480,369  $271,384,212
                                                                                 ============  ============

(1) Party in interest.
(2) Individual investment represents 5% or more of the Plan's net assets.
















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